# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Grayscale Near Trust (NEAR), CIK 0002025000
CUSIP: 38964Q106
Title of class of securities: Grayscale Near Trust
Address of issuer's principal executive offices: 290 HARBOR DRIVE, 4TH FLOOR, STAMFORD, Connecticut (CT), 06902
Date of event which requires filing of this statement: 09/22/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002157255

## Reporting persons
- Karminski Michal Adam: type of reporting person: individual (IN); citizenship or place of organization: Poland (R9); sole voting power 11,474; shared voting power 0; sole dispositive power 11,474; shared dispositive power 0; aggregate amount beneficially owned 11,474 (100% of the class)

## Item 1. Issuer
Name of issuer: Grayscale Near Trust (NEAR)
Address of issuer's principal executive offices: 290 HARBOR DRIVE, 4TH FLOOR, STAMFORD, CONNECTICUT, 06902

## Item 2. Person Filing
Name of person filing: KARMINSKI MICHAL ADAM
Address of principal business office or, if none, residence: Bd d'Italie 74, Etage 1, 98000, Monaco
Citizenship: POLISH

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
11474

On September 22, 2026, the Reporting Person acquired beneficial ownership of 35 268 shares (8.04% of the class), crossing the 5% threshold. Prior to the filing date of this Schedule 13G, the Reporting Person disposed of shares, reducing its holding to 11,474 shares (2.61% of the class) as of the date hereof.
Percent of class: 2.61%
Sole power to vote or to direct the vote: 11474
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 11474
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Karminski Michal Adam: KARMINSKI MICHAL ADAM, INDIVIDUAL (09/25/2026)